FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

3rd December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 3rd December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 3, 2018	5,284	2442.50	2415.50	2431.14	LSE
December 3, 2018	4,743	2448.00	2419.50	2433.34	Cboe Europe Equities (CXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0312181704-A8B9_Shell_RNS_03.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

4th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 4th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 4, 2018	644,430	2438.50	2413.00	2422.60	LSE
December 4, 2018	261,902	2436.00	2413.50	2422.71	Cboe Europe Equities (CXE)
December 4, 2018	63,386	2436.00	2413.50	2422.46	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0412181713-91F1_Shell_RNS_04.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

5th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 5th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 5, 2018	1,359,509	2397.50	2363.50	2377.65	LSE
December 5, 2018	482,615	2396.00	2363.00	2376.53	Cboe Europe Equities (CXE)
December 5, 2018	257,123	2397.50	2363.50	2382.66	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0512181714-A72A_Shell_RNS_05.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

6th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 6th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 6, 2018	1,814,438	2364.50	2279.00	2309.40	LSE
December 6, 2018	473,987	2364.00	2285.50	2316.42	Cboe Europe Equities (CXE)
December 6, 2018	991,711	2364.00	2268.00	2283.38	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0612181827-E36B_Shell_RNS_06.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

7th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 7th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 7, 2018	1,177,021	2370.00	2293.50	2326.79	LSE
December 7, 2018	485,916	2370.00	2293.50	2326.45	Cboe Europe Equities (CXE)
December 7, 2018	115,510	2370.00	2293.50	2327.36	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0712181719-205A_Shell_RNS_07.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

10th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 10th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 10, 2018	1,923,799	2349.00	2306.50	2326.95	LSE
December 10, 2018	493,687	2349.00	2315.50	2331.93	Cboe Europe Equities (CXE)
December 10, 2018	217,619	2349.00	2306.50	2326.28	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1012181719-0776_Shell_RNS_10.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

11th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 11th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 11, 2018	379,312	2355.00	2315.00	2329.71	LSE
December 11, 2018	155,207	2355.00	2316.00	2330.13	Cboe Europe Equities (CXE)
December 11, 2018	45,171	2354.00	2316.00	2329.62	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1112181711-68C0_Shell_RNS_11.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

12th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 12th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 12, 2018	837,018	2370.00	2338.50	2353.71	LSE
December 12, 2018	350,321	2369.50	2338.00	2353.40	Cboe Europe Equities (CXE)
December 12, 2018	108,180	2368.50	2339.00	2354.29	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1212181722-6679_Shell_RNS_12.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

13th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 13th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 13, 2018	1,364,290	2348.50	2309.50	2329.19	LSE
December 13, 2018	470,779	2348.50	2309.50	2328.71	Cboe Europe Equities (CXE)
December 13, 2018	176,939	2348.50	2311.50	2329.16	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1312181719-161E_Shell_RNS_13.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

14th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 14th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 14, 2018	749,480	2355.00	2326.50	2340.43	LSE
December 14, 2018	340,599	2355.00	2325.00	2340.95	Cboe Europe Equities (CXE)
December 14, 2018	122,373	2355.00	2327.00	2341.30	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1412181653-BBFF_Shell_RNS_14.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

17th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 17th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 17, 2018	1,553,591	2348.00	2314.00	2328.62	LSE
December 17, 2018	449,074	2348.00	2317.00	2332.79	Cboe Europe Equities (CXE)
December 17, 2018	441,092	2348.00	2314.50	2326.24	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1712181718-03EF_Shell_RNS_17.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

18th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 18th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 18, 2018	1,517,386	2289.00	2259.00	2279.19	LSE
December 18, 2018	451,494	2288.50	2260.00	2278.73	Cboe Europe Equities (CXE)
December 18, 2018	805,010	2289.00	2259.00	2271.51	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1812181734-2D97_Shell_RNS_18.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

19th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 19th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 19, 2018	1,179,004	2300.00	2255.50	2284.45	LSE
December 19, 2018	452,053	2300.00	2255.50	2282.64	Cboe Europe Equities (CXE)
December 19, 2018	134,181	2300.00	2256.50	2283.94	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1912181712-7C58_Shell_RNS_19.12.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

20th December, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 20th December 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
December 20, 2018	1,504,209	2275.00	2248.50	2263.19	LSE
December 20, 2018	462,712	2275.00	2250.50	2260.76	Cboe Europe Equities (CXE)
December 20, 2018	1,117,025	2285.00	2251.00	2273.17	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/801319/Shell_RNS_20_12_2018.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: December 21, 2018